For Immediate Release
July 8, 2011
Angelika Dammann Resigns from SAP Executive Board
SAP Supervisory and Executive Boards Regret and Respect Global HR Head’s Decision
WALLDORF, Germany — July 8, 2011 — SAP AG (NYSE: SAP) today announced that Dr. Angelika Dammann, member of the SAP Executive Board responsible for Human Resources, has decided to leave SAP for personal reasons. The company’s supervisory and executive boards have regret, but accept her decision.
“We thank Angelika Dammann for her contributions and dedication during the course of SAP’s transformation and our return to growth,” said Hasso Plattner, chairman of the SAP Supervisory Board. “In just a short time, she introduced strategically important employee programs and raised the topic of diversity to central relevance at SAP. She also played a key role in setting the ambitious targets that SAP now strives for in advancing the role of women in management. We regret her decision and respect her wish to dedicate more time to her family, and we wish her much success for the future.”
On a provisionary basis, SAP CFO Werner Brandt assumes the duties of Dammann’s global HR leadership and labor relations role.
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Angelika Dammann Resigns from SAP Executive Board
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